THE SOMERSET GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
June 30, 1995


1. Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statement presentation.

     In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months periods ended June 30, 1995, are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

     For further information, refer to the corresponding financial statements and footnotes thereto included in the Registrant's annual report on Form 10-K for the year ended December 31, 1994.

2. Sale of Construction Operations: The Company sold its construction operations during the second quarter of 1995. The assets were sold to two buyers in separate transactions, and included all property, plant and equipment applicable to the operations and the assumption by the buyers of construction projects under contract and in progress at the closing dates. Inventories and receivables for contracts-in-progress, unbilled, relating to the contracts assumed by the buyers were also included in the sale transactions. Except for a $300,000 promissory note secured by real estate and buildings, the assets were sold for cash. The Company realized a gain before income taxes of $1,293,000 from the sale, that after income tax provisions amounted to net income of $782,000, or $.47 per share.

3. Investment in First Indiana Corporation: The Company's investment in First Indiana Corporation is stated at cost, adjusted for the Company's share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component of retained earnings. The Company's percentage of ownership of First Indiana Corporation was 22.1% at June 30, 1995, 21.0% at December 31, 1994, and
     20.4% at June 30, 1994. The Company's equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.






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